SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)



                             The Z-Seven Fund, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    988789103
                        ---------------------------------
                                 (CUSIP Number)


                   Margaret Bancroft, Dechert Price & Rhoads,
                   30 Rockefeller Plaza, New York, N.Y. 10112
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 2000
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                  SCHEDULE 13D

CUSIP No.   988789103
_______________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (I)   Agape Co., S.A.
    (II)  Unity, N.V. 98-0048,287
    (III) John M. Templeton
_______________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_______________________________________________________________________________
3)  SEC USE ONLY

_______________________________________________________________________________
4)  SOURCE OF FUNDS*

      WC, PF, OO (Securities and Cash)
_______________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_______________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     (I)   Panamanian Corporation
     (II)  Netherlands Antilles Corporation
     (III) United Kingdom
_______________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           (I) & (III) 519,728;  (II) & (III) 0
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       (I) & (III) 519,728;  (II) & (III) 0
_______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (I) & (III)  519,728
     (II) & (III)        0
_______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (I) & (III)   21.7%
     (II)& (III)    0.0%
_______________________________________________________________________________
14) TYPE OF REPORTING PERSON*
     (I)  CO
     (II) CO
     (III) (IN)
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 7 amends and supplements information in Item 5.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The Fund's definitive proxy statement (as filed with the Securities and Exchange Commission on November 19, 1999), states that, as of October 8, 1999, there were 2,394,531 shares of Common Stock outstanding. The percentages set forth in this Item 5(a) were derived using such number.

         Agape Co., S. A. 519,728; 21.7%
         Unity, N.V. 0; 0.0%

          (c) Since the most recent filing on Schedule 13D, the following shares of Common Stock were sold by Agape Co., S.A.

          Date           Number of Shares         Price Per Share
          ----           ----------------         ---------------

        1/7/00              20,100                     7.375
        1/7/00               4,900                     7.406


 Signature

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 12, 2000                     Agape Co., S.A., by John M.
-------------------------
                                            Templeton, President*
                                            Unity, N.V., by John M. Templeton,
                                            President*
                                            John M. Templeton, Individually
                                            As indirect beneficial owner*

                                      *BY:  /s/ Margaret Bancroft
                                            -----------------------------------
                                            Margaret Bancroft, Attorney-in-Fact